Exhibit 99.1

Brookfield Infrastructure Partners L.P.

 Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2015 second quarter results as well as the Letter to Unitholders and Supplemental Information on the website under the Investor Relations section at www.brookfieldinfrastructure.com.

 The 2015 second quarter results conference call can be accessed via webcast on Wednesday, August 5, 2015 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial +1-604-638-5340 at approximately 8:50 a.m. The teleconference taped rebroadcast will also be available until midnight on Friday, September 4, 2015. To access this rebroadcast, please call 1-855-669-9658 or outside Canada & U.S. please call +1-604-674-8052 (password: 9245#).

BROOKFIELD INFRASTRUCTURE REPORTS STRONG 2015 SECOND QUARTER RESULTS

August 5, 2015 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced our results for the second quarter ended June 30, 2015.

	Three months ended June 30		Six months ended June 30
US$ millions (except per unit amounts), unaudited	2015	2014	2015	2014
FFO1	$208	$180	$394	$366
– per unit2	$0.91	$0.86	$1.80	$1.74
Net income	$18	$13	$150	$45
– per unit3	$0.01	$0.01	$0.55	$0.11

Brookfield Infrastructure generated funds from operations (“FFO”) totalling $208 million ($0.91 per unit) for the quarter, up from $180 million ($0.86 per unit) last year.  Solid organic growth and contributions from new investments more than offset a modest impact from foreign exchange movements.  Our payout ratio4 for the quarter was 67%, which remains within our target range of 60-70%.

We reported net income for the quarter of $18 million ($0.01 per unit) compared to $13 million ($0.01 per unit) in the prior year.  The increase in net income is attributable to higher earnings generated from operations, partially offset by increased depreciation and unrealized mark-to-market losses.

“We have a number of prospects in our investment pipeline and the quality and scale of our opportunities have never been better,” said Sam Pollock, CEO of Brookfield Infrastructure.  “Given our significant liquidity, deploying capital into new investments should be accretive to our FFO per unit, providing us with the ability to continue to grow our distributions to unitholders.”

Segment Performance

Our Utilities segment generated FFO for the quarter of $93 million, which is in line with the prior period.   Our results reflected another quarter of robust connections activity in our UK regulated distribution operation.  We also generated incremental earnings on growth capital commissioned into our rate base and benefitted from inflation indexation across a number of our businesses.  These positive contributions were offset by foreign exchange movements that tempered our results by $4 million.

Our Transport segment generated FFO of $104 million, an 11% increase compared to $94 million in the prior year.  Results benefitted from the contribution of the Brazilian rail operation acquired in August 2014.  Strong volumes across our rail and port platforms, as well as tariff growth across most of our businesses, also contributed.  The continued strength of the U.S. dollar against other currencies reduced results in the segment by $12 million.

Our Energy segment generated FFO of $23 million compared to $16 million in the prior year.  Results reflected organic growth and new investments in our District Energy platform, as well as improved volumes and cost savings in our natural gas transmission and distribution operations.

In our Communications Infrastructure segment, as previously announced, we closed the French telecom infrastructure transaction on March 31st.  As a result, this quarter marked the first full period of contribution to our results.  This operation generated $20 million of FFO, which is slightly ahead of our underwriting projections.

The following table presents net income and FFO by segment:

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2015	2014	2015	2014
Net income (loss) by segment
Utilities	$31	$35	$80	$72
Transport	34	17	70	50
Energy	2	1	19	10
Communications Infrastructure	5	–	5	–
Corporate and other	(54)	(40)	(24)	(87)
Net income	$18	$13	$150	$45

FFO by segment
Utilities	$93	$92	$188	$181
Transport	104	94	200	189
Energy	23	16	51	42
Communications Infrastructure	20	–	20	–
Corporate and other	(32)	(22)	(65)	(46)
FFO	$208	$180	$394	$366

Acquisitions and Divestitures Update

During the quarter and subsequent to quarter end we advanced a number of previously disclosed investment initiatives:

•
In July, we received court approval to proceed with an approximately US$220 million debtor in possession (“DIP”) loan to OAS, a large Brazilian construction company.  OAS holds a 24% stake in a large toll road, airport and urban mobility company called Invepar.  We expect to fund the loan shortly, and subsequent to this, we should be well positioned to launch a bid for the equity interest in Invepar. While our loan is outstanding, we will earn a minimum return of 15% in U.S. dollars.

•
We are currently in the final stages of regulatory approvals for the previously announced sale of our New England electricity transmission operation.  We expect to close this transaction in the third quarter for cash proceeds of $30 million (our share).

•
In our district energy platform, we completed the acquisition of a system located at the Sydney airport in Australia.  We also signed agreements to acquire a heating and cooling system in Sydney that serves commercial and residential properties, and were awarded a project to develop a water system in Queensland.  We plan to deploy approximately $70 million of capital into these systems.

•
Regarding our previously announced Brazilian toll road privatization, we are currently working on attaining support from the minority shareholders to tender to our offer.  We hope to have this process concluded before the end of the year.

In addition, we have progressed some of our other transactions as follows:

•
In June, along with our institutional partners we signed definitive agreements to acquire all of the outstanding common units of Niska Gas Storage Partners LLC (“Niska”).  The total equity investment for the Brookfield Consortium will be $175 million of which Brookfield Infrastructure will invest approximately $70 million for an effective 40% ownership stake. Earlier in the year, we opportunistically acquired approximately $250 million of Niska’s senior debt (our share ~$100 million) at a substantial discount to face value.  We believe that our ownership of the debt provided us a significant competitive advantage when the company was later put up for sale. Closing of this transaction is expected to occur in 2016 and is subject to regulatory approvals, as well as other customary closing conditions.

•
In Chile, we acquired the 50% of Tunel San Cristobal (“TSC”) that we did not already own, investing approximately $15 million for our share.  TSC is a 3 km tunnel that is adjacent to our main road and is a key connection point between our road and other critical infrastructure in the area.

•
In late June, we were required for regulatory reasons to prematurely disclose to the market that we were engaged in exclusive discussions to acquire Asciano Limited, a large rail and port logistics company operating across Australia. It is a high quality company with an established market position in both the rail and port sectors in the country.  At this stage, we continue to have work ahead of us in determining whether a transaction of this nature can be progressed.  Therefore, it is only appropriate to refrain from commenting further, other than to confirm that discussions between Asciano and ourselves are continuing positively, however there can be no certainty that a transaction will be agreed.

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.53 per unit, payable on September 30, 2015 to unitholders of record as at the close of business on August 31, 2015 (“Q2 2015 distribution”). The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1 have also been declared.

Normal Course Issuer Bid Update

Brookfield Infrastructure also announced today that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Brookfield Infrastructure of its intention to commence a normal course issuer bid for its cumulative Class A Preferred Units, Series 1 (“Series 1 Units”) (TSX: BIP.PR.A). Brookfield Infrastructure believes that in the event that the Series 1 Units trade in a price range that does not fully reflect their value, the acquisition of Series 1 Units may represent an attractive use of available funds.

Under the normal course issuer bid, the Board of Directors of the general partner of Brookfield Infrastructure authorized Brookfield Infrastructure to repurchase up to 500,000 Series 1 Units, representing 10% of the total public float of the Series 1 Units.  At the close of business on July 31, 2015, there were 5 million Series 1 Units issued and outstanding. Under the normal course issuer bid, Brookfield Infrastructure may purchase up to 3,188 Series 1 Units on the Toronto Stock Exchange during any trading day, which represents 25% of the average daily trading volume on the Toronto Stock Exchange of 12,753 Series 1 Units, calculated in accordance with the rules of the Toronto Stock Exchange. Repurchases are authorized to commence on August 7, 2015 and will terminate on August 6, 2016, or earlier should Brookfield Infrastructure complete its repurchases prior to such date.

All purchases of Series 1 Units will be made through the facilities of the Toronto Stock Exchange. All Series 1 Units acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws. Brookfield Infrastructure did not acquire any Series 1 Units in the past 12 months.

From time to time, when Brookfield Infrastructure does not possess material non-public information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of limited partnership units and Series 1 Units at times when Brookfield Infrastructure ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Brookfield Infrastructure’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Additional Information

Brookfield Infrastructure’s Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport, energy and communications infrastructure assets in North and South America, Australia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “tend to”, “target”, “future”, “growth”, “expect”,  “believe”, “plan”, “should”, “continue”, ”hope”, “may”,  derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

______________________________________________

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other items. A reconciliation of net income to FFO is available on page 6 of this release.

2
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and six months ended June 30, 2015 were 228.3 million and 219.2 million, respectively (2014 – 210.1 million).

3	Represents net income per limited partnership unit.
4	Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended June 30,		For the six-month period ended June 30,
(US$ MILLIONS, UNAUDITED)	2015	2014	2015	2014

Adjusted EBITDA
Utilities	$128	$130	$258	$256
Transport	143	148	282	292
Energy	41	33	86	77
Communications Infrastructure	22	—	22	—
Corporate and other	(35)	(29)	(69)	(56)
Total	299	282	579	569

Financing costs	(99)	(105)	(196)	(207)
Other income	8	3	11	4
Funds from operations (FFO)	208	180	394	366

Depreciation and amortization	(123)	(116)	(225)	(233)
Deferred taxes and other items	(67)	(51)	(19)	(88)
Net income attributable to the partnership	$18	$13	$150	$45

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 9 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
(US$ MILLIONS, UNAUDITED)	June 30, 2015	Dec 31, 2014

Assets
Operating Platforms
Utilities	$1,874	$1,962
Transport	2,402	2,457
Energy	823	786
Communications infrastructure	416	—
Cash and cash equivalents	800	317
	$6,315	$5,522

Liabilities
Corporate borrowings	$683	$588
Other liabilities	227	56
	910	644
Capitalization
Partnership capital	5,405	4,878
	$6,315	$5,522

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 8 of this release.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
(US$ MILLIONS, UNAUDITED)	June 30, 2015	Dec 31, 2014

Assets
Cash and cash equivalents	$652	$189
Financial assets	355	305
Property, plant and equipment	7,882	8,084
Intangible assets	3,401	3,575
Investments in associates	2,716	2,412
Investment properties	163	162
Deferred income taxes and other	1,215	1,201
Assets classified as held for sale	568	567
Total assets	$16,952	$16,495

Liabilities and partnership capital
Corporate borrowings	$683	$588
Non-recourse borrowings	6,015	6,221
Financial liabilities	657	603
Deferred income taxes and other	2,491	2,562
Liabilities directly associated with assets classified as held for sale	195	199
Total liabilities	10,041	10,173

Partnership capital
Limited partners	3,864	3,533
General partner	22	24
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,519	1,321
Interest of others in operating subsidiaries	1,410	1,444
Preferred unitholders	96	—
Total partnership capital	6,911	6,322
Total liabilities and partnership capital	$16,952	$16,495

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended June 30,		For the six-month period ended June 30,
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2015	2014	2015	2014

Revenues	$466	$488	$932	$968
Direct operating costs	(197)	(215)	(400)	(427)
General and administrative expenses	(35)	(29)	(69)	(56)
Depreciation and amortization expense	(101)	(94)	(196)	(185)
	133	150	267	300
Interest expense	(93)	(90)	(183)	(177)
Share of earnings from associates	20	5	37	18
Mark-to-market on hedging items	(32)	(22)	58	(38)
Other income	1	27	9	24
Income before income tax	29	70	188	127
Income tax (expense) recovery
Current	(5)	(8)	(13)	(14)
Deferred	2	(16)	(1)	(22)
Net income from continuing operations	26	46	174	91
Loss from discontinued operations, net of income tax	―	(4)	―	(5)
Non-controlling interest of others in operating subsidiaries	(8)	(29)	(24)	(41)
Net income attributable to partnership	$18	$13	$150	$45

AAttributable to:
Limited partners	1	1	85	16
General partner	17	11	32	22
Non-controlling interest – redeemable partnership units held by Brookfield	―	1	33	7
Basic and diluted earnings per unit attributable to:
Limited partners1	$0.01	$0.01	$0.55	$0.11

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and six months ended June 30, 2015 were 161.5 million and 155.9 million (2014 – 150.3 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended June 30,		For the six-month period ended June 30,
(US$ MILLIONS, UNAUDITED)	2015	2014	2015	2014

Operating Activities
Net income from continuing operations	$26	$46	$174	$91
Adjusted for the following items:
Loss from discontinued operations, net of income tax	―	(4)	―	(5)
Share of earnings from associates, net of distributions	14	15	9	4
Depreciation and amortization expense	101	94	196	185
Mark-to-market on hedging items	32	22	(58)	38
Provisions and other items	16	(12)	65	―
Deferred tax (recovery) expense	(2)	16	1	22
Change in non-cash working capital, net	(56)	(21)	(28)	(39)
Cash from operating activities	131	156	359	296

Investing Activities
Net investments in:
Operating assets	―	―	(4)	―
Associates	(63)	―	(550)	(39)
Long-lived assets	(136)	(111)	(220)	(220)
Financial assets	135	25	(42)	(25)
Net settlement of foreign exchange contracts	(2)	(15)	197	(23)
Cash used by investing activities	(66)	(101)	(619)	(307)

Financing Activities
Distribution to limited and general partners	(140)	(112)	(266)	(224)
Net borrowings:
Corporate	(372)	―	115	―
Subsidiary	(47)	110	(134)	130
Other	―	―	(38)	―
Issuance of preferred units	―	―	96	―
Issuance of partnership units (inclusive of dividend reinvestment plan)	926	―	926	2
Capital provided by non-controlling interest, net of distributions	18	(37)	34	(64)
Cash from (used by) financing activities	385	(39)	733	(156)

Cash and cash equivalents
Change during the period	$450	$16	$473	$(167)
Impact of foreign exchange on cash	(1)	1	(10)	9
Balance, beginning of period	203	363	189	538
Balance, end of period	$652	$380	$652	$380